Filed by Southwest Capital Corporation
            Pursuant to Rule 425 under the Securities Act of 1933
                         and deemed filed pursuant to Rule 14a-12
                           of the Securities Exchange Act of 1934

                  Subject Company:  Southwest Capital Corporation
                                      Commission File No. 0-08149

FOR IMMEDIATE RELEASE
---------------------

   Southwest Capital Corporation and Berthel Fisher & Company
        Announce Execution of Definitive Merger Agreement


Marion, Iowa, November 27, 2000 - Southwest Capital Corporation (OTCBB: SWCC) and Berthel Fisher & Company ("Berthel Fisher") announced today that they have executed a definitive merger agreement to jointly merge the two companies. The completion of the merger is subject to meeting a number of standard conditions, including receiving the approval of the Shareholders of Southwest Capital Corporation and Berthel Fisher, and regulatory review and approval.

Berthel Fisher has retained Equity Securities Investments, Inc., a Minneapolis, Minnesota investment banking firm, to assist in the merger.

For Further Information


Thomas J. Berthel                  Laurence S. Zipkin
Chief Executive Officer            President
Berthel Fisher & Co.               Southwest Capital
Corporation
319-447-5700                       952-476-6633





      Southwest Capital Corporation will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Southwest Capital Corporation will be available free of charge from Southwest Capital Corporation at 1650 University Blvd., NE, Suite 100, Albuquerque, New Mexico 87102; Attention: James A. Arias, Telephone (505) 242-4561. READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.